UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 23, 2010

Commission File Number: 001-33916
GEROVA FINANCIAL GROUP, LTD.

Metropolitan House
20 Brindley Road
Manchester M16 9HQ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐    No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

On March 23, 2010, GEROVA Financial Group, Ltd. issued a press release announcing the appointment of Mr. Lou E. Hensley to the position of President and Chief Executive Officer of GEROVA Holdings Ltd., and head of the GEROVA Insurance Group, a copy of which is annexed hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	Press Release of GEROVA Financial Group, Ltd. dated as of March 23, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

March 23, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President